SUNDIAL GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2025

SUNDIAL GROUP, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2025

C O N T E N T S

Page

Facing page to Form X-17A-5   2A

Affirmation   2B

Report of Independent Registered Public Accounting Firm   3

FINANCIAL STATEMENTS:

    Statement of Financial Condition   5

    Statement of Operations   6

    Statement of Changes in Member's Equity   7

    Statement of Cash Flows   8

    Notes to Financial Statements   9 - 14

SUPPLEMENTARY SCHEDULES:

    Schedule 1 - Computation of net capital pursuant to Rule 15c3-1
        of the Securities Exchange Act of 1934   16

    Supplementary Note - Supplemental information Pursuant to Rule 17-a-5
        of the Securities Exchange Act of 1934   17

Report of Independent Registered Public Accounting Firm
    on Rule 17a-5 Exemption Report   18

Rule 17a-5 Exemption Report   19

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SEC FILE NUMBER
8-68894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sundial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Broward Boulevard, Suite 1200
(No. and Street)

Fort Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Britton	954-779-2600	sundial.britton@sundial-group.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Salberg & Company, P.A.
(Name – if individual, state last, first, and middle name)

2295 N.W. Corporate Blvd., Suite 240	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

09/24/2003	106
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Britton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sundial Group, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Member of:
Sundial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sundial Group, LLC (the "Company") as of December 31, 2025, the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center For Audit Quality

<u>Supplemental Information</u>

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240 Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2012.
Boca Raton, Florida
February 27, 2026

SUNDIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$	174,086
Prepaid expenses		19,008
Total Current assets		193,094
Total Assets	$	193,094

Liabilities and Member's Equity

Accounts payable	$	2,800
Due to related party affiliate		24,859
Total Liabilities		27,659
Commitments and contingencies (Note 4)		
Member's equity		165,435
Total Liabilities and Member's Equity	$	193,094

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue		
Investment banking fees	$	1,554,000
Total revenue		1,554,000
Operating Expenses		
Rent expense - related party affiliate		6,000
Professional fees		59,356
Regulatory fees		12,211
Registered representative compensation		168,500
Other expenses		27,372
Total operating expenses		273,439
Net Operating Income		1,280,561
Other Income		
Gain on debt extinguishment		25,900
Total Other Income		25,900
Net Income		1,306,461

The accompanying notes are an integral part of these financial statements

6

SUNDIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Member's equity, beginning of year	$	28,974
Net Income 2025		1,306,461
Member's distribution		(1,170,000)
Member's equity, end of year	$	165,435

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities	
Net Income	$ 1,306,461
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on debt extinguishment	(25,900)
Changes in operating assets and liabilities:	
Prepaid Expenses	1,978
Accounts Payable	155
Payable to related party affiliate	24,859
Net cash provided by operating activities	1,307,553
Cash flows from financing activities	
Member distributions	(1,170,000)
Net cash used in financing activities	(1,170,000)
Increase in cash	137,553
Cash, beginning of year	36,533
Cash, end of year	$ 174,086

Supplemental disclosure of cash flow information:

Interest paid in 2025	$0
Taxes paid in 2025	$0

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a placement agent and finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers.   The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Segment Reporting
The Company operates as a single operating segment. The chief operating decision maker (CODM) which is the CEO of the Company evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Investment Banking Fees Receivable:
Due to the nature of the Company's business, Investment Banking fees receivable are usually collected within a matter of days as they are typically paid upon closing of a transaction.

NOTE 2 –   Summary of significant accounting policies (Continued)

Allowance for Credit Losses:
The Company applies ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services which is the transaction price.

Investment banking revenues include fees ("the transaction price") earned from providing merger-and-acquisition and financial advisory services on closed transactions. Investment banking fees are recorded on the closing date of the third-party transaction if the fees are reasonably determinable and collection is probable.   This is the date the performance obligation is considered satisfied. Contingency based revenue fees are earned when the fees are reasonably determinable and collection is probable.

The Company may receive consideration in the form of securities. Securities received as consideration are often earned at a point in time when the specified event occurs, and the securities are issued to us. Therefore, we measure and recognize these securities received at fair value on the date of receipt. If securities are received in advance of completion of our services, the fair value will be recorded as deferred revenue and recognized as revenue as the services are completed.

NOTE 2 –   Summary of significant accounting policies (Continued)

Performance obligations for referral fees vary dependent on the contract, but are typically satisfied upon completion of the arrangement as defined in the contract at which point the Company recognizes the revenue. Referral fees are classified as Other Income.

Disaggregation of revenues by product type in 2025 equals cash received from investment banking fees of $1,554,000.

Income Taxes:
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2025, tax years since 2022 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities including accounts payable, accrued compensation and due to related party, approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1   - quoted prices in active markets for identical investments

Level 2   - other significant observable inputs (including quoted prices for similar
                     investments, interest rates, credit risk, etc.)

Level 3   - significant unobservable inputs (including the Company's own assumptions
                     in determining the fair value of investments)

NOTE 2 –   Summary of significant accounting policies (Continued)

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2025:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2025
U.S. Securities Non-marketable Securities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

There were no transfers between levels during the year ended December 31, 2025.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the financial statements.

NOTE 3 -   CONCENTRATIONS
The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2025. As of December 31, 2025, there was no cash held in a corporate checking account that was not insured.

The Company's revenue stream in 2025 consisted of investment banking fees. The Company recorded revenue from 1 customer in fiscal 2025 of which totaled 100% of total revenues.

NOTE 4 -   <u>COMMITMENTS AND CONTINGINCIES</u>

Lease:

The Company leases office facilities under a sublease agreement with a related party affiliated entity. As of December 31, 2025, the Company is renting on a month-to-month basis.

Rent expense for the year ended December 31, 2025 was $6,000. (Note 5)

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   <u>RELATED PARTY TRANSACTIONS</u>
The Company entered into a sublease agreement with Cross Keys Capital, LLC, an affiliated entity, commencing April 1, 2015. The agreement expired August 31, 2016 and is now on a month-to-month basis. Under the agreement, the Company pays the affiliate for basic rent and services including telephone, internet, utilities, and wages. Due to related party affiliate in the accompanying statement of financial condition represents amounts due under this sublease agreement. As of December 31, 2025, amounts due to related party is $24,859. Rent expense under the agreement was $6,000 for the year ended December 31, 2025.

Included in other operating expenses in the statement of operations are additional related party expenses under the agreement of $1,200 for the year ended December 31, 2025. Included in other operating expenses is $15,000 that has been allocated to the Company for wages for services provided to the company by an employee who is paid by Cross Keys Capital, LLC for the year ended December 31, 2025. Both of these expenses are included in other expenses in the accompanying statement of operations.

Customer contracts are assigned to the Company from Cross Keys Capital, LLC at the time it is determined the deal will be a securities deal.

NOTE 6 -   <u>NET CAPITAL REQUIREMENT</u>
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as

defined, shall not exceed 15 to 1. At December 31, 2025, the Company had a net capital of $146,427, which exceeded its requirement of $5,000 by $141,427. The ratio of aggregate indebtedness to net capital was .19 to 1.

NOTE 7 -   SUBSEQUENT EVENTS
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2026, the date the financial statements were available to be issued.

SUNDIAL GROUP, LLC

SUPPLEMENTARY SCHEDULES

SUNDIAL GROUP, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Net capital:		
Member's equity		$165,435
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	19,008	
Total nonallowable assets	(19,008)	
Net capital before haircuts on securities positions:		146,427
Haircuts on securities positions		0
Total haircuts		0
Net capital		$146,427
Computation of basic net capital requirement:		
The greater of $5,000 or 6 2/3% of aggregate Indebtedness.		$5,000
Excess net capital		$141,427
Aggregate indebtedness:		
Accounts payable		$2,800
Due to related party affiliate		24,859
,		
Total aggregate indebtedness:		$27,659
Ratio: Aggregate indebtedness to net capital		.19 to 1

RECONCILIATION OF NET CAPITAL

Net capital, as reported in Company's Part IIA (unaudited) FOCUS	$157,637
Audit adjustments affecting net capital	(11,210)
Net capital per the above	$146,427

SUNDIAL GROUP, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Sundial Group, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82); and (b) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Report of Independent Registered Public Accounting Firm

To the Member
of Sundial Group, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sundial Group, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (A) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82); and (B) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sundial Group, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sundial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2026

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Sundial Group's Exemption Report

Sundial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (A) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82; and (B) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sundial Group, LLC

I, Bill Britton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

President
_____
Title

2/24/26
_____
Date